

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Dennis E. Gershenson
President and Chief Executive Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway
Farmington Hills, Michigan 48334

    Re: **Ramco-Gershenson Properties Trust**
                Form 10-K for the year ended 12/31/2009
                Filed on 3/12/2010
                File No. 001-10093

Dear Mr. Gershenson:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Karen J. Garnett
                    Associate Director